Exhibit 12.1
LUMINEX CORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
(dollars in thousands)

		Fiscal Year Ended December 31,
	Three Months Ended
	March 31, 2008	2007	2006	2005	2004	2003
Computation of earnings:
Consolidated pretax (loss) income from continuing operations	$(1,083)	$(2,421)	$1,527	$(2,644)	$(3,592)	$(4,909)
Fixed charges	87	625	—	20	—	25

Earnings	$(996)	$(1,796)	$1,527	$(2,624)	$(3,592)	$(4,884)

Computation of fixed charges:
Interest	$50	$330	—	$20	$—	$25
Net amortization of debt premium	36	295	—	—	—	—
Interest portion of rental expense	—	—	—	—	—	—

Fixed charges	$87	$625	$—	$20	—	$25

Consolidated ratio of earnings to fixed charges(1)	—	—	45,339.5	—	—	—

Consolidated ratio of earnings to combined fixed charges and preferred security dividends(1)(2)	—	—	45,339.5	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges and the ratio of our combined fixed charges and preferred dividends to earnings, earnings consist of consolidated pretax income from continuing operations plus fixed charges. Fixed charges consist of interest expense, net amortization of debt premium, and the interest portion of rental expense. Earnings were insufficient to cover fixed charges by $4.9 million in 2003, $3.6 million in 2004, $2.6 million in 2005, $1.8 million in 2007, and $996,000 in the three months ended March 31, 2008. For the years ended December 31, 2003, 2004, 2005 and 2007, and the three months ended March 31, 2008 set forth in the table above, we had no earnings and are therefore unable to calculate the ratio of combined fixed charges and preference dividends to earnings.

(2)	During each of these periods, the company had no preferred stock outstanding.